UNITED STATES
SECURITIES AND EXCHANGE COMMISSIC
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017085

NO ACT
P.E 1-9-03
0-28734

March 10, 2003

Paul C. McCoy
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105-2228

Act 1934
Section 14A-8
Rule
Public Availability 3/10/2003

Re: Advanced Fibre Communications, Inc.
Incoming letter dated January 9, 2003

Dear Mr. McCoy:

This is in response to your letter dated January 9, 2003 concerning the shareholder proposal submitted to Advanced Fibre by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. We also have received a letter from the proponents dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Paul C. McCoy
415.983.1839
pmccoy@pillsburywinthrop.com

January 9, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549

Re: Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund Submitted for Inclusion in the 2003 Proxy Statement of Advanced Fibre Communications, Inc.

Ladies and Gentlemen:

Advanced Fibre Communications, Inc., a Delaware corporation (the "Company"), hereby requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Company excludes the shareholder proposal (the "Proposal") submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "NYC Systems") for inclusion in the Company's Proxy Statement that will be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. Pursuant to SEC Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we are enclosing seven copies of the following documents: (1) this letter, (2) a copy of the Proposal and supporting statement, and (3) a letter from Citibank establishing the number of shares of the Company owned by each of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund.

The Company has asked us to advise you that it intends to omit the Proposal from its 2003 Proxy Statement based upon our advice that such Proposal may be omitted under Proxy Rule 14a-8(i)(7) (ordinary business), Rule 14a-8(i)(10) (substantially implemented), Rule 14a-8(i)(6) (lack of power) and Rule 14a-8(i)(3) (violates proxy rules).

Briefly, the facts with respect to this matter are as follows. On December 4, 2002, the Company received a letter from the NYC Systems dated November 26, 2002, requesting that the NYC

Systems' proposal be submitted to the Company's stockholders at the 2003 Annual Meeting of Stockholders. The Proposal contains five recitals and the following resolution:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The grounds for excluding the Proposal are as follows.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(7) BECAUSE IT PERTAINS TO THE ORDINARY BUSINESS OF THE COMPANY.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if it deals with a matter relating to the company's ordinary business operations. The SEC has stated that the policy underlying Rule 14a-8(i)(7) is, "basically the same as the underlying policy of most state corporation laws: to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders." Commission Release No. 34-19135, n.45 (Oct. 26, 1982). Section 141(a) of the Delaware General Corporation Law (the law of the jurisdiction in which the Company is incorporated) states, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors."

The Commission has since refined its policy in Exchange Act Release No. 40018 (May 21, 1988), in which it stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff has consistently taken the position that shareholder proposals relating primarily to the nature of communications between a company and its shareholders may be excluded as relating to ordinary business. This position has been reaffirmed in recent years. In *Irvine Sensors Corporation* (Jan. 2, 2001), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) because, as the Staff stated, it pertained to "procedures for establishing regular communications and updates with shareholders." Similarly, in *Jameson Inns, Inc.* (May 15, 2001), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) that urged the board to set up "a forum, consistent with Regulation FD, to allow shareholders to ask questions of independent board members concerning conflicts of interest." The Staff stated that such proposal related to the ordinary business operations of the company, "i.e. procedures for improving shareholder communications." Simply stated, procedures for improving communications with shareholders are part of the ordinary business of a company and shareholder proposals pertaining to such are therefore excludable under Rule 14a-8(i)(7).

Shareholder communications are clearly a duty and responsibility of management. The Company is subject to both state corporate law and federal and state securities laws addressing specific requirements and obligations with respect to disclosures to and communications with shareholders. Beyond those requirements, the manner and nature of the communications between the Company's management and the shareholders is a matter for the judgment and discretion of management. The Proposal is clearly designed to provide procedures for the shareholders to communicate with members of the board of directors of the Company. Any such procedures are clearly within the judgment and discretion of management. The Proposal is therefore excludable under Rule 14a-8(7) as pertaining to the ordinary business operations of the Company.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(10) BECAUSE IT HAS ALREADY BEEN SUBSTANTIALLY IMPLEMENTED BY THE COMPANY.

Under Rule 14a-8(i)(10), the Company may omit the Proposal because the Company has already substantially implemented it. The Staff has held the position that a proposal need not be implemented in full or precisely as presented for it to be excludable under Rule 14a-8(i)(10) as substantially implemented or moot. *Comshare, Incorporated* (September 5, 2001); *First Federal Bankshares, Inc.* (September 18, 2000); *Longview Fibre Company* (October 21, 1999); *The Gap, Inc.* (March 16, 2001). In fact, the Staff's position has been that, "a Company may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the 'essential objectives' of the proposal." *Kohl's Corporation* (March 13, 2001, *citing General Motors Corporation* (March 4, 1996)).

The stated objective of the Proposal is to enable communications between shareholders and directors of the Company. It must be presumed from the Proposal's recitals that the communication between the directors and shareholders would pertain to material information about the Company, otherwise the Proposal is irrelevant and excludable under Rule 14a-8(i)(5). To the extent that the Proposal is designed to foster communication of material information about the Company, it has been substantially implemented. Management already communicates material information about the Company to the shareholders in various ways as required or permitted under federal and state securities laws – e.g., SEC filings, press releases and quarterly earnings and other investor conference calls. The Proposal is therefore excludable under Rule 14a-8(i)(10) as having already been substantially implemented by the Company.

To the extent that the Proposal is designed to provide shareholders with an opportunity to communicate *directly* with members of the Company's board, regardless of the fact that the directors would not be able to share material nonpublic information with such shareholders (see the discussion pertaining to Rule 14a-8(i)(6) below), then it must be noted that the shareholders are already provided an opportunity to communicate directly with the directors at the annual shareholders' meeting. The Proposal is therefore excludable under Rule 14a-8(i)(10) as having already been substantially implemented by the Company.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER TO IMPLEMENT IT.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded, "if the company would lack the power and authority to implement the proposal." On its face, the Proposal pertains only to the manner of communications between the Company's management and the shareholders. The Proposal does not address the substance of such communications. The substance of communications between management and shareholders is strictly regulated by federal and state securities laws, such as Regulation Fair Disclosure ("Regulation FD"). As such, the procedures urged in the Proposal would add nothing to the substance of publicly available information. As noted above, however, management already communicates all material information to the shareholders in various ways as required or permitted under federal and state securities laws. If the Proposal is seeking to provide shareholders with a means to obtain information in addition to that already provided to the public by the Company, the Company would be prohibited by federal and state securities laws (such as Regulation FD) from doing so. For example, Rule 10b-5 and Regulation FD under the Exchange Act prohibit the Company from disclosing any material non-public information to market professionals or holders of the Company's securities prior to making such disclosure publicly available. To the extent the Proposal seeks to provide the shareholders with a means to obtain non-public material information, the Proposal is excludable under Rule 14a-8(6) because the Company lacks the power to implement it.

THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(3) FOR VIOLATING THE PROXY RULES.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof, "if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Section 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 provides the following as an example of what will be considered misleading: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also Lucent Technologies* (March 7, 1998)*; North Fork Bancorporation* (March 25, 1992)*; Wellman, Inc.* (March 25, 1992)*; and National Distillers and Chemical Corporation* (February 27, 1975).

Relying on Rule 14a-8(i)(3), the Company intends to exclude the Proposal as unsupportable and misleading, as identified below. The Staff has excluded proposals or substantial portions thereof with similarly unfounded, misleading and offensive assertions in *Potlatch Corporation* (March 6, 2002), *Kmart Corporation* (March 28, 2000); *Drexler Technology Corporation* (August 23, 2001); *Potomac Electric Power Company* (January 2, 1997); *Kentucky First Bancorp* (August 10, 2001); *RJR Nabisco Holdings Corp.* (December 6, 1995); *IBM Corporation* (December 8, 1995); *Union Pacific Corporation* (July 27, 1995); and *Digital Equipment Corporation* (July 27, 1995).

1. The second and third recitals are inaccurate and misleading. They are inaccurate because they state that the New York Stock Exchange ("NYSE") has adopted a listing standard to empower non-management directors as a more effective check on management and to facilitate communications between the shareholders and non-management directors. There has been no such listing standard adopted. The NYSE has submitted a rule proposal to the SEC, which rule proposal is subject to review and approval by the SEC, including a public comment period. Accordingly, any new NYSE rules may be different than those submitted to the SEC and as a result different than those referred to in the Proposal. It is reasonably possible that different rules will be approved by the SEC during the period when proxies are being solicited.

More importantly, the second and third recitals are misleading because they suggest that the NYSE's listing standards are relevant to the Company. The Company's stock is not listed on the NYSE. The Company's stock is traded on the Nasdaq Stock Market's National Market. It is notable that the NASD, Inc. has also submitted proposed rules to the SEC which are different from the rules proposed by the NYSE in several respects and do not contain any direction concerning methods for communication between shareholders and non-management directors. As a result, the second and third recitals are excludable under Rule 14a-8(i)(3) as materially misleading.

2. The supporting statement is also misleading because it is written in such a way as to suggest a connection between the Company and the "corporate malfeasance at companies, such as Enron and WoldCom." There is no basis for such a suggestion. As a result, the supporting statement violates Rule 14a-8(i)(3) by suggesting improper conduct by the Company without factual foundation.

For the reasons above, the Proposal is excludable under Rule 14a-8(i)(3) or, alternatively, the Proposal should be substantially amended to correct the inaccurate and misleading portions of the Proposal referred to above.

Conclusion

For all of the above reasons, the Company hereby respectfully requests that the Staff not recommend any enforcement action to the SEC if the Company omits the Proposal from its 2003 Proxy Statement. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope. By a copy of this letter, we are also notifying the NYC Systems of the Company's intention to omit the Proposal from its proxy materials for the Company's 2003 Annual Meeting of Stockholders. The NYC Systems is requested to copy the undersigned on any response the NYC Systems may choose to make to the SEC.

If the Staff is inclined to disagree with our conclusions or our requests on behalf of the Company or if any additional information is desired in support of our position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call Blair W. White of this office at (415) 983-7480, or in his absence, Amy Paul, Vice President, General Counsel and Corporate Secretary of the Company, at (707) 794-7780.

Best regards,

Paul C. McCoy

cc: New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Fire Department Pension Fund

FAX TRANSMITTAL

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
PENSION POLICY UNIT

Date: December 4, 2002

To: Ms. Amy Paul

Company/Organization: Advanced Fibre Communications

Fax: (707) 794-7777

From: Mercy Asare

Phone: (212) 669-7444

Message:

No. of Pages: 4 including cover

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications, and strengthening the relationship between the Board of Directors and the shareholders.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 16, 2002

Ms. Amy M. Paul
Secretary
Advanced Fibre Communications, Inc.
465 North McDowell Blvd.
Petaluma, CA 94952

Dear Ms. Paul:

As follow up to Comptroller William C. Thompson's letter dated November 26, 2002 which informed you of the New York City pension funds intention to submit a proposal on the creation of direct communications between shareholders and the non-management directors, for the consideration and vote of the company's next annual meeting, enclosed is the referenced letter from Citibank, N.A. certifying that the funds have owned, for a over a year 263,500 shares of Advanced Fibre Communications, Inc. common stock. The funds intend to hold at least $2,000 worth of these shares through the date of the company's next annual meeting.

Very truly yours,

Francis H. Byrd
Special Assistant
Pension Policy Unit

FB:MA

Enclosure

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

116,100 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

37,800 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

14,300 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 26, 2002

RE: NEW YORK CITY TEACHERS RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers Retirement System held

95,300 shares of **ADVANCED FIBRE COMMUNICATIONS, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

February 7, 2003

BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Advanced Fiber Communications, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 9, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Pillsbury Winthrop on behalf of Advanced Fiber Communications, Inc. (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8 under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the January 9, 2003 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal, submitted by the Funds on November 26, 2002, begins by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The resolved clause is followed by a short statement in support which emphasizes the need, following scandals in other companies, to restore investor confidence in the U.S. capital markets by improving relations between shareholders and directors.

II. The Company's Opposition and the Fund's Response

In its letter of January 9, The Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); Rule 14a-8(i)(6) (company lacks power to implement); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), The Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The SEC's Releases and recent public policy developments make it clear that the Company cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposal that there be direct communications with independent directors. Investors have recently seen unprecedented corporate scandals; the passage of the Sarbanes-Oxley Act; new regulation by the SEC, NASD, and NYSE as to director independence; and new NYSE listing standards that specifically require of NYSE companies the very communications that the Funds suggest here for the NASD-regulated Company. In the wake of those well-publicized developments, it cannot be denied that there is a critical public interest in supporting the ability of independent directors to carry out their separate oversight role in the interest of public shareholders. Management cannot invoke the "ordinary business" standard to keep shareholders from expressing their views and voting on a policy issue as to whose current importance Congress, the SEC, the NASD and the NYSE all concur.

The Division of Corporate Finance has recently emphasized that "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest. The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id.

Here, the intense public debate as to director independence has led to recognition by regulatory agencies that such independence is of paramount importance in restoring investor confidence. The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The SEC is directed to enact rules to enforce those provisions. See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the SEC has issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release notes how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules require that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The SEC's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposal: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." Id.

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the SEC for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. See NASDAQ Rule Filing SR-NASD-2002-141 (Oct. 9, 2002); NYSE Corporate Governance Rule Proposal (August 16, 2002), available at www.NYSE.com/ pdfs/corp_gov_pro_b.pdf. The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That standard was a source for the Funds' Proposal.

All of these extraordinary regulatory developments, the product of intense public debate, show that the Funds' Proposal calling for channels of communication between shareholders and the non-management directors is anything but "ordinary business."

The Company, however, speaks as if the statutes, regulations, and standards of the past year providing a special status for non-management directors had never been enacted. Indeed, the Company's letter, several times in one paragraph, seeks to treat the non-management directors as a nullity:

> Shareholder communications are clearly a duty and responsibility of management. . . [T]he manner and nature of communications between the Company's management and the shareholders is a matter for the judgment and discretion of management . . [P]rocedures for the

> shareholders to communicate with members of the board of directors of the Company. . . are clearly within the judgment and discretion of management.

Company letter at p. 3. The Company simply fails to recognize that the new regulatory framework has given rise to a need for the independent directors -- who will even be holding their own, separate executive sessions -- to hear directly from, and to reply to, the public shareholders. That communication is outside of the ordinary business of routine communications to and from management. Shareholders should be permitted to tell the Company by their votes that they need a means to be in touch with their independent directors.

The two no-action letters cited by the Company have no bearing on this new issue of contact with the independent directors. The proposal in Irvine Sensors Corporation (Jan. 2, 2001) dealt only with communications with management. The proposal in Jameson Inns, Inc. (May 15, 2001) had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter may have been issued to response to the first two subparts. Moreover, both letters were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape.

The Funds' Proposal is far from ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's argument, that it has substantially implemented direct communications with the independent directors, is again based upon management treating the non-management directors as a nullity. The Company argues that because shareholders can communicate with management – i.e., because "Management already communicates material information about the Company to the shareholders" and shareholders can ask questions once a year at the annual meeting -- there is no need for a separate channel of communications with non-management directors. The Funds' Proposal, like the SEC's Proposed Rules and proposed NYSE standards, recognizes that channels of communication controlled by management are not enough anymore. Shareholders should be allowed to vote on giving non-management directors the chance to hear and be heard, too.

The no-action letters cited by the Company stand for no more than the proposition that if a proposal has been substantially implemented, then it may be excluded. Two of the letters actually stand for less than that, as the Staff made no ruling in them about substantial implementation. Most notably, the main case that the Company cites and quotes from, Kohl's Corporation (March 13, 2001), was decided only under 14a-8(i)(3), not (i)(10). Moreover, the Company, while purporting to quote "the Staff's position" from the Staff's no-action letter in Kohl's, is actually quoting only the letter from Kohl's own counsel. The Company's citation to the no-action letter in Comshare,

Incorporated (September 5, 2001) is also inappropriate. That letter also was not issued under 14a-8(i)(10), but under 14a-8(i)(7); the only reference to (i)(10) was, again, in the letter from Comshare's counsel.

In sum, the Company has not substantially implemented any means for shareholders to share their concerns with the non-management directors, and to hear back from them. The Company's argument under 14a-8(i)(10) fails.

C. The Company does not lack power or authority to implement the proposals.

This argument of the Company rests upon the quite untenable claim that meaningful communication between shareholders and non-management directors must violate Rule 10b-5 and Regulation FD, and so cannot be permitted. The communication by shareholders of their concerns to the non-management directors is not a violation of the federal securities laws. A response from those independent directors to all shareholders would not violate Regulation FD or Rule 10b-5, either. Nor would a response from the non-management directors violate the law, even if it did not go to all shareholders, if it discussed matters that though material, were already public. Another likely 'response' of the non-management directors, that of taking some action within the boardroom, is also perfectly legal. The tenor of management's argument here and throughout the Company's letter -- that management must control all communications and that the independent directors can have no separate role – could not possibly be more out of place in this new era of corporate governance. The objection under Rule 14a-8(i)(6) must fail as well.

D. The Proposal and Statement in Support are not false and misleading.

The Proposal on its face rebuts the Company's claims that it is false and misleading. The Company claims that the Proposal somehow falsely suggests that the NYSE standards have been approved by the SEC and are final. The Proposal states truthfully that the NYSE "adopted a listing standard."* The Company further claims that the Proposal implies that the NYSE standards are binding on the Company, which is listed on the NASDAQ. The Proposal nowhere says that; it only draws upon the NYSE standards, as it draws upon the academic study, as a source for best practices. The Company's argument also ignores the logic that shareholders will realize that if the listing standards were binding on the Company, there would be no need for the Proposal.

Finally, the Company claims that the letter suggests a connection between the Company and the corporate malfeasance at such companies as Enron and WorldCom. The Proposal speaks of the connection between that malfeasance and "the confidence of investors in the U.S. capital markets." It makes no reference to any wrongdoing by the

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* At most, the Company's argument amounts to a claim that the phrase should instead be "proposed a listing standard," a change that could be made if the Staff thought it significant.

Company.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Paul C. McCoy, Esq.
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94120-7880

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Advanced Fibre Communications, Inc.
Incoming letter dated January 9, 2003

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders.

There appears to be some basis for your view that Advanced Fibre may exclude the proposal under rule 14a-8(i)(7), as relating to Advanced Fibre's ordinary business operations (i.e., procedures for enabling shareholder communications). Accordingly, we will not recommend enforcement action to the Commission if Advanced Fibre omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Advanced Fibre relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor